UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-34153

GLOBAL SHIP LEASE, INC.
(Translation of registrant’s name into English)

c/o GSL Enterprises Ltd.
9 Irodou Attikou Street
Kifisia, Athens
Greece, 14561
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K (this “Report”) as Exhibit 99.1 is a copy of the press release of Global Ship Lease, Inc. (the “Company”), dated July 8, 2025, announcing the Company’s affirmed credit ratings and outlooks.

The information contained in this Report (excluding, with respect to Exhibit 99.1, the information contained in any website referenced therein, and the statements attributed to the Company’s Chief Executive Officer), is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-231509, 333-258800 and 333-267468) and Form S-8 (File Nos. 333-258992 and 333-264113).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC. (Registrant)

Date: July 10, 2025

	By:	/s/ Thomas Lister
Thomas Lister
Chief Executive Officer